EXHIBIT 2.1

AGREEMENT OF PURCHASE AND SALE OF PROPERTY
AND ESCROW INSTRUCTIONS

     THIS AGREEMENT OF PURCHASE AND SALE OF PROPERTY AND ESCROW INSTRUCTIONS (the “Agreement”) is made and entered into as of this 21st day of May, 2001, by and between P.T. CORPORATION, a Nevada corporation (“Buyer”) and AMERICAN VANTAGE COMPANIES, a Nevada corporation, (“Seller”) to effectuate pursuant to an escrow (the “Escrow”) with United Title of Nevada (“Escrow Agent”) Seller’s sale to Buyer of the fee simple title to approximately 20 acres of undeveloped real property which is located near the southwest corner on Centennial and Lossee in North Las Vegas, Nevada, labeled by the Clark County Assessor as Assessor’s Parcel Number 124-26, 501-001, and more specifically described on Exhibit “A” attached hereto, together with all easements, rights of way, hereditaments, and appurtenances thereto (collectively, the “Property”).

     NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and conditions set forth herein, the parties hereto agree as follows:

ARTICLE 1

PURCHASE AND SALE AND ACCESS

     1.1 Purchase and Sale. Seller hereby agrees to sell the Property to Buyer, and Buyer hereby agrees to purchase the Property from Seller, upon and subject to all of the terms and conditions contained herein.

     1.2 Purchase Price. The total purchase price (the “Purchase Price”) to be paid by Buyer to Seller for the purchase of the Property shall be Two Million Four Hundred Thousand and 00/100 Dollars ($2,400,000).

     1.3 Deposit. Buyer shall deposit the sum of Fifty Thousand and 00/100 Dollars ($50,000) (the “Deposit”) with the Escrow Agent within five (5) days of the opening of Escrow. The Deposit shall be held by the Escrow Agent in an interest-bearing account with all interest to be for the benefit of Buyer.

     1.4 Payment of the Remaining Portion of the Purchase Price. Upon consummation of this transaction (the “Closing”), Buyer shall deposit with the Escrow Agent an amount (the “Closing Payment”) equal to the difference between the Purchase Price less the sum of Deposit previously made by Buyer and the interest thereon.

     1.5 Access to Property. Beginning on the date of execution hereof, Buyer and Buyer’s representatives or agents shall be permitted to enter onto the Property from time to time for physical inspections, investigations, and surveys of the Property. Buyer hereby indemnifies, protects and holds Seller harmless and agrees to defend Seller from and against any and all claims, demands, losses, costs, damages, expenses and liabilities (including but not limited to personal injury and property damage claims and mechanics’ or other liens), including reasonable attorney fees and litigation costs, caused by or occurring in connection with the presence of Buyer or Buyers’ agents on the Property or the exercise by Buyer of any of its rights under this Section 1.5. In addition, Buyer shall keep the Property free from any liens which could arise as a result of the exercise by Buyer of any of its rights under this Section 1.5. Buyer shall, at its sole cost and expense, restore the Property to the same condition as existed prior to its entry onto the Property. The provisions of this Section 1.5 shall survive the Closing.

     1.6 Feasibility Period. Buyer shall have until June 8, 2001 (such period, commencing from the date hereof, the “Feasibility Period”) in which to notify Seller whether it approves or disapproves of all of Buyer’s inspections, investigations, analyses, and surveys of the Property. If Buyer notifies Seller within the Feasibility Period that it disapproves, for any reason in Buyer’s sole and absolute discretion, any of such inspections, investigations, analyses, or surveys, then this Agreement and all obligations of Buyer and Seller hereunder shall immediately terminate, and the Initial Deposit, plus all interest thereon, shall be returned to Buyer. If Buyer fails to notify Seller within the Feasibility Period of its approval or disapproval of such inspections, investigations, analyses, and surveys, then unless Buyer shall have previously terminated this Agreement pursuant to Section 2.2, the same shall be deemed approved and the right of termination provided in this Section 1.6 shall automatically terminate. In addition, within five (5) days of mutual execution and delivery hereof, Buyer shall furnish to Seller all leases, Geotechnical Reports and Phase I Environmental Studies for the Property in Buyer’s possession together with all civil engineering drawings on utilities and offsite improvements in Buyer’s possession relating to the Property.

ARTICLE 2

TITLE MATTERS

     2.1 Title Report. Promptly after the opening of Escrow, Seller shall cause to be delivered to Buyer: (i) a preliminary title report, for the Property prepared by Escrow Agent (the “Title Report”); and (ii) copies of all matters set forth therein as exceptions to the proposed title insurance coverage. The Title Report and the underlying documents shall hereinafter be referred to as the “Title Documents.”

     2.2 Title Review. Buyer shall have fifteen (15) days after the date of receipt of all Title Documents (the “Title Review Period”) within which to review and approve the Title Documents. Buyer shall notify Seller in writing within the Title Review Period of its disapproval of any exception to Seller’s title to and/or encumbrances against the Property contained in or disclosed by the Title Documents. In the event Buyer fails to notify Seller in writing within the Title Review Period of any such disapproval of the matters disclosed by Buyer’s review of the Title Documents, the state of title to the Property shall be deemed approved, and the right of termination provided below in this Section 2.2 shall automatically terminate. In the event Buyer does so notify Seller of its objection to the state of title to the Property, Seller shall have fifteen (15) days from the receipt of Buyer’s notice of disapproval to determine whether it is desirable or feasible, in Seller’s discretion, to have the disapproved items removed or modified to Buyer’s satisfaction. In the event Seller does not notify Buyer within said fifteen (15) day period that it intends to remove or modify such disapproved items, then Seller shall be deemed to have irrevocably agreed to remove or modify (as the case may be) such disapproved items and this Agreement shall continue in force and effect and Seller shall remove or modify the disapproved items on or prior to the Closing Date. If Seller does notify Buyer within such ten (10) day period that it intends to remove or modify such disapproved items, then this Agreement shall continue in full force and effect and Seller shall remove or modify the disapproved items on or prior to the Closing Date.

     2.3 Title Policy. At the Closing, Seller shall deliver or cause to be delivered to Buyer an A.L.T.A. Policy of Title Insurance (the “Title Policy”) issued by Escrow Agent dated the date of the Closing and with liability in the full amount of the Purchase Price, insuring Buyer as owner of fee title to the Property subject only to the Permitted Exceptions. Buyer shall be responsible for the preparation and delivery of any survey of the Property which may be required by Escrow Agent as a condition to the delivery of the Title Policy. As used herein, the term “Permitted Exceptions” shall mean: (i) exceptions to title to the Property (other than for liens securing loans or other non-taxation and non-assessment financial obligations) disclosed in the Title Report (or any revision or amendment thereto) to which Buyer does not object as herein provided; and (ii) taxes and assessments with respect to the Property that are not delinquent. Buyer agrees to take title to the Property subject to the Permitted Exceptions. Buyer shall have the sole and absolute right, exercisable in its discretion, to waive any title defect, which Seller does not or is unable to cure under this Agreement, in which event the Property shall be sold, assigned, and transferred subject to the defect which Buyer has waived. If Buyer has not expressly and in writing waived any such title defect then it may nonetheless consummate the Closing hereof and maintain its rights and remedies at law and in equity against Seller with respect to such title matters, it being understood that such rights and remedies shall survive the Closing.

ARTICLE 3

CLOSING

     3.1 Opening of Escrow. The Closing of the purchase and sale of the Property shall be conducted through the Escrow with Escrow Agent. Within two (2) business days after the execution of this Agreement by both parties, Escrow shall be opened, and Buyer and Seller shall deliver one (1) fully executed copy of this Agreement to the Escrow Agent. This Agreement, together with any supplemental instructions jointly executed or executed in counterparts by Buyer and Seller and delivered to Escrow Agent, shall constitute the escrow instructions by which the transaction contemplated herein shall be consummated. In the event of any inconsistency between any such supplemental instructions and the terms of this Agreement, the terms of this Agreement shall prevail.

     3.2 Closing Date. The Closing shall occur on or before the date which is the later to occur of June 18, 2001 (the “Closing Date”).

     3.3 Closing. The Closing for the Property shall take place when the Escrow Agent is prepared to record Seller’s Grant, Bargain, Sale Deed conveying good and marketable title to the Property to Buyer, subject only to the Permitted Exceptions (the “Deed”). Prior to the Closing Date, the following actions shall be taken and deliveries shall be made with respect to the Property: (i) the Deed, duly executed and acknowledged by Seller, shall be delivered to Escrow Agent by Seller; (ii) the Title Policy shall be delivered to Buyer, or the Escrow Agent shall commit in writing to deliver the same; (iii) an Affidavit of Non-Foreign Status shall be delivered by Seller to Escrow Agent to be held for Buyer; (iv) if applicable, payment or termination of any title exceptions not constituting Permitted Exceptions shall be delivered to Escrow Agent for delivery to the affected party (with a copy to Buyer) at Closing; and (v) Buyer shall cause the Closing Payment to be paid into Escrow in immediately available funds by cashier’s or certified check or wire transfer.

     3.4 Buyer’s Conditions. The obligation of Buyer to purchase the Property is subject to the conditions (which may be waived in writing by Buyer in its sole discretion) that a “Seller’s Event of Default” (as defined in Section 6.3 hereinbelow) shall not have occurred. If such condition is for any reason not satisfied or waived by Buyer prior to the Closing Date, then Buyer may in its sole discretion at any time and from time to time either extend the date of Closing until satisfaction thereof or such time as it is manifest that such condition cannot be satisfied, or terminate this Agreement by written notice to Seller, in which event the Deposit and all interest thereon shall be returned to Buyer and neither party shall have any further obligations hereunder.

     3.5 Seller’s Conditions. The obligation of Seller to sell the Property is subject to the condition (which may be waived in writing by Seller in its sole discretion) that a “Buyer’s Event of Default” (as defined in Section 6.4 hereinbelow) shall not have occurred.

     3.6 Deliveries After the Closing. Upon satisfaction of all of the conditions to the Closing specified in Sections 3.6 and 3.7, and the delivery of all monies, documents and instruments required in Section 3.5, Escrow Agent shall immediately record the Deed, and after taking account of all prorations and adjustments specified herein, the following actions shall be taken, all of which will be deemed taken simultaneously at the Closing and no one of which will be deemed completed until all have been completed: (i) any excess funds deposited by Buyer in Escrow (after payment of all of “Buyer’s Closing Expenses” (as that term is defined in Section 4.3 hereinbelow)) shall be returned to Buyer at its address as set forth herein and all other funds in Escrow to which Seller is entitled hereunder (after payment of all of “Seller’s Closing Expenses” (as that term is defined in Section 4.3 hereinbelow)), shall be paid to Seller; (ii) all documents and instruments to be recorded or delivered through Escrow shall be delivered to the party for whose benefit said documents and instruments were recorded or delivered; and (iii) Seller shall deliver possession of the Property to Buyer.

ARTICLE 4

PRORATIONS AND CLOSING EXPENSES

     4.1 Taxes. Real property taxes and assessments, including any supplemental assessments, for the tax year in which the Closing occurs shall be apportioned between Buyer and Seller as of 11:59 p.m. of the day prior to the Closing Date. In the event that final documentation of any such item is not available at the Closing, the required proration shall be made on the basis of the best available documentation and a further proration shall be made between the parties when the final documentation or billing becomes available. This provision shall survive the Closing.

     4.2 Other Provisions. Any amounts or fees payable under any Permitted Exceptions shall be prorated as of the Closing Date.

     4.3 Closing Expenses. The expenses of the Closing shall be paid as follows: (i) Seller shall pay the premium for the Title Report and the premium for the Title Policy up to the premium for a standard C.L.T.A. Policy of Title Insurance, all documentary transfer and/or stamp taxes, all recording fees, and one-half (1/2) of the fees due to the Escrow (the “Escrow Fees” and all of the foregoing expenses collectively, “Seller’s Closing Expenses”); and (ii) Buyer shall pay the remaining portion of the premium for the Title Policy and one-half (1/2) of the Escrow fees (such expenses together, “Buyer’s Closing Expenses”).

ARTICLE 5

REPRESENTATIONS AND WARRANTIES; COVENANTS

     5.1 Buyer’s Representations and Warranties. Buyer hereby represents and warrants to Seller, which representations and warranties shall be true and correct as of the date hereof and as of the Closing, that (i) Buyer is a limited-liability company duly organized and existing under the laws of the State of Nevada; (ii) the execution of this Agreement and the consummation of all transactions contemplated hereunder are within the entity powers of Buyer, have been duly authorized by all requisite action, and will not conflict with, result in any breach of any of the provisions of, or constitute a default (or an event which upon the giving of any required notice or lapse of time would constitute a default) under any agreement, any other instrument to which Buyer is a party, court or administrative order, or consent decree; and (iii) there are no actions, suits or proceedings pending or threatened against Buyer in any court or before any administrative agency which would prevent Buyer from completing the transactions provided for herein.

     5.2 Seller’s Representation and Warranties. Seller hereby represents and warrants to Buyer, which representations and warranties shall be true and correct as of the date hereof and as of the Closing, that: (i) Seller is a corporation duly organized and existing under the laws of the State of Nevada; (ii) the execution of this Agreement and the consummation of all transactions contemplated hereunder, are within the corporate powers of Seller, have been duly authorized by all requisite appropriate action, and will not conflict with, result in any breach of any of the provisions of, or constitute a default (or an event which upon the giving of any required notice or lapse of time would constitute a default) under any agreement, any other instrument to which Seller is a party, court or administrative order, or consent decree; (iii) Seller has not received any notice of any condemnation proceeding threatened or pending against the Property; (iv) Seller has not received any notice from any governmental authority requiring work to be done upon the Property and which has not been completed prior to the date hereof; and (v) Seller is not a foreign person within the meaning of Section 1445 of the Internal Revenue Code of 1986, as amended.

ARTICLE 6

DEFAULTS

     6.1 Buyer’s Default and Liquidated Damages. Buyer recognizes that the Property will be removed from the market during the existence of this Agreement and that if this transaction is not consummated due solely to an unexcused Buyer’s Event of Default, Seller should be entitled to compensation for such detriment. However, it is extremely difficult and impractical to ascertain the extent of such detriment, and, to avoid this problem, Buyer and Seller have agreed that, in the event that this Agreement is not terminated by Buyer pursuant to any provision of this Agreement, and the Closing fails to occur because of a Buyer’s Event of Default, Seller at its sole and exclusive remedy hereunder, may terminate this Agreement upon written notice to Buyer and retain the Deposit then in custody of Escrow Agent as liquidated damages and as Seller’s sole and exclusive remedy at law or in equity. Notwithstanding anything to the contrary, other than pursuant to Section 1.5 hereinabove, Buyer shall have no liability under this Agreement other than for Deposit made to Escrow Agent.

     6.2 Buyer’s Remedies Upon Seller’s Default. If the Closing fails to occur by reason of a Seller’s Event of Default, Buyer may: (i) terminate this Agreement by notice to Seller and Seller shall be solely responsible for any cancellation charges in connection with the Escrow; or (ii) enforce specific performance hereof. In addition, in the event of a Seller’s Event of Default, Buyer shall have the option in its sole discretion of acquiring the Property hereunder and thereafter enforcing any right or remedy at law or in equity, it being expressly understood that such rights and remedies of Buyer shall survive and remain in force and effect after the Closing and are merged into title for the Property or in any other manner diminished, altered, or extinguished.

     6.3 Seller’s Event of Default. As used herein, the term “Seller’s Event of Default” shall mean the occurrence of any of the following: (i) the failure of Seller to sell, assign, and transfer its right, title, and interest in and to the Property and to make the deliveries required hereunder on or before the dates required hereunder; (ii) if any of the representations and warranties of Seller contained in Section 5.2 is materially false as of the Closing Date; or (iii) if Seller breaches any other covenant of Seller contained herein and such breach remains uncured for two (2) business days after notice of such breach is delivered by Buyer to Seller.

     6.4 Buyer’s Event of Default. As used herein, the term “Buyer’s Event of Default” shall mean the occurrence of any of the following: (i) failure of Buyer to deposit and make any and all deposits and payments required hereunder on or before the dates required hereby; (ii) if any of the representations and warranties contained in Section 5.1 hereof is materially false as of the Closing Date; or (iii) if Buyer breaches any other covenant of Buyer contained herein and such breach remains uncured for two (2) business days after notice of such breach is delivered by Seller to Buyer.

ARTICLE 7

MISCELLANEOUS

     7.1 Notices. All notices, demands, requests, consents, approvals or other communication (collectively,“Notices”) required or permitted to be given hereunder or which are given with respect to this Agreement shall be in writing and shall be given by personal delivery or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Seller:	American Vantage Companies 6787 West Tropicana, Suite 200 Las Vegas, Nevada 89103

If to Buyer:	P.T. Corporation 3225 South McLeod Las Vegas, NV 89121 Attn: Messrs. Philip and Thomas Boeckle

Copy to:	Sklar Warren Conway & Williams LLP 221 North Buffalo Drive, Suite A Las Vegas, Nevada 89145 Attn: Alan C. Sklar, Esq.

To Escrow Agent:	United Title of Nevada 3980 Howard Hughes Parkway Suite 100 Las Vegas, Nevada 89109 Attn: Ms. Kellye Cook

or to such other address as such party shall have specified most recently by a Notice given in the manner required hereunder. Notices shall be effective upon delivery or, if mailed as provided herein, upon the third (3rd) business day following the date so mailed.

     7.2 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute but one and the same instrument.

     7.3 Governing Law. This Agreement shall be governed by, interpreted under, and construed and enforced in accordance with the laws of the State of Nevada applicable to agreements made and to be performed wholly within the State of Nevada.

     7.4 Entire Agreement. This Agreement (including the Exhibits attached hereto) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior understandings and writings with respect thereto. This Agreement may not be modified, changed or supplemented, nor may any obligations hereunder be waived, except by a written instrument signed by the party to be charged or by its agent duly authorized in writing or as otherwise expressly permitted herein. This provision shall survive the closing.

     7.5 No Third Party Benefits. This Agreement is for the benefit of the parties hereto and their respective permitted successors and assigns. The parties neither intend to confer any benefit hereunder on any person, firm or corporation other than the parties hereto, nor shall any such third party have any rights hereunder.

     7.6 Non-Waiver of Rights. No failure or delay of either party in the exercise of any right given to such party hereunder shall constitute a waiver thereof unless the time specified herein for exercise of such right has expired, nor shall any single or partial exercise of any right preclude any other or further exercise thereof or of any other right. The waiver of any breach hereunder shall not be deemed to be a waiver of any other or any subsequent breach hereof.

     7.7 Titles and Headings. Titles and headings of sections of this Agreement are for convenience of reference only and shall not affect the construction of any provisions of this Agreement.

     7.8 Pronouns, Joint and Several Liability. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the parties require.

     7.9 Further Assurances. Seller and Buyer each agree to do such further acts and things to execute and deliver such additional agreements and instruments, prior to or subsequent to the Closing, to consummate, evidence or confirm the purchase and sale contemplated herein and each shall use its best efforts to accomplish the Closing in accordance with the provisions hereof. This Agreement will survive the closing.

     7.10 Time. Any time period to be computed pursuant to this Agreement shall be computed by excluding the first day and including the last. If the last day falls on a Saturday, Sunday or holiday, the last day shall be extended until the next business day that the Escrow Agent is open for business, but in no case will the extension be for more than three (3) days.

     7.11 Severability. The determination that any covenant, agreement, condition or provision of this Agreement, which is not necessary to the enjoyment by either party of the benefit contemplated herein, is invalid shall not affect the enforceability of the remaining covenants, agreements, conditions or provisions hereof and, in the event of any such determination, this Agreement shall be construed as if such invalid covenant agreement, condition or provision were not included herein.

     7.12 Drafting Ambiguities. Each party to this Agreement and its counsel have reviewed and revised this Agreement. The rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or of any amendments or exhibits to this Agreement.

     7.13 Successors and Assigns. The rights and obligations of Buyer hereunder may be assigned at any time and from time to time without any consent of Seller required with respect thereto. This Agreement shall be binding upon, and shall inure to the benefit of, the successors and permitted assigns of the parties hereto.

     7.14 Brokerage Fees. Buyer and Seller represent and warrant to each other that they have dealt with no real estate salesman, broker, or finder relative to the transaction contemplated in this Agreement other than Mr. Michael Mixer of Colliers International, the Seller’s broker and Mr. Michael Stuart of Colliers International, the Buyer’s broker. Seller agrees to pay or otherwise satisfy and hold Buyer harmless from any and all claims and liabilities for real estate brokerage commissions and finders fees related in any way to the transaction which is the subject of this Agreement, save and except for claims and liabilities resulting from facts in contravention of the warranty of Buyer set forth herein.

     7.15 Attorney Fees. If legal action is initiated relative to this Agreement or the rights or obligations of any party hereunder, the non-prevailing party in such action shall pay reasonable attorney fees to the prevailing party, with the amount to be determined by the court in said action.

     7.16 Expiration of Offer. Three (3) originals of this Agreement have been executed and delivered by Buyer to Seller. If Seller does not execute its counterparts of this Agreement and deliver one mutually executed original hereof to each of Buyer and Escrow Agent (it being understood that Escrow Agent shall promptly also furnish a copy of this mutually executed Agreement to Buyer) on or before May 11, 2001, then notwithstanding any subsequent execution and delivery hereof by Seller, at the option of Buyer exercised at any time, this Agreement shall be void and of no further force or effect and the Deposit shall promptly be refunded to Buyer.

     7.17 Escrow Instructions. The Escrow Agent is hereby authorized by each of the parties to disburse funds and to deliver and record such documents as may be appropriate in accordance with the terms of this Agreement. If this Agreement or any other matter related hereto shall become the subject of any litigation or controversy, Buyer and Seller agree to jointly and severally hold the Escrow Agent free and harmless from any loss or expense, including reasonable attorney fees, that may be suffered by the Escrow Agent by reason hereof, except where caused by an act or omission of the Escrow Agent. If either Buyer or Seller gives written claim or notice to the Escrow Agent that the transaction contemplated herein and the Escrow have terminated, the Escrow Agent shall: (i) provide the other party (Buyer or Seller) with a copy of said claim or notice; and (ii) give further notice to that party that the Escrow Agent shall consider the transaction and Escrow terminated and shall perform as required by this Agreement, unless that party gives the Escrow Agent a conflicting notice or claim within five (5) business days of the date the Escrow Agent’s notice is given to that party. Unless conflicting notice or claim is given to the Escrow Agent by that party within said five (5) business days, the Escrow Agent may thereupon and shall thereupon perform as required by this Agreement. If conflicting demands, claims, or notices are given to the Escrow agent with respect to this Agreement, the parties agree that the Escrow Agent shall be entitled to refrain from any further action until it shall have received further instructions executed by Buyer and Seller or, in the alternative, the Escrow Agent shall be entitled to file a suit in interpleader upon twenty (20) days’ notice to Buyer and Seller of its intent to do so. Upon filing of any action in interpleader and the deposit of all documents and funds in its possession with the Eighth Judicial District Court in and for the State of Nevada or such other depository as may be agreed upon by the parties, the Escrow Agent shall be fully released and discharged from any further obligation imposed upon it by this Agreement. The Escrow Agent shall not be liable in its capacity as such for any deficiency or correctness as to format or execution or validity or any instruments deposited with it, nor as to the identity, authority, or rights or any person executing them, nor for the failure by any person other than the Escrow Agent to comply with any of the provisions of any agreement, contract, or any other instrument deposited with the Escrow Agent or referred to herein. The Escrow Agent’s duties hereunder shall be limited to the safekeeping of all monies, instruments, and other documents received by it as the Escrow Agent and for disposition in accordance with the terms of this Agreement or as the Escrow Agent may be further instructed.

     IN WITNESS WHEREOF, Seller and Buyer have duly executed this Agreement as of the day and year first written above.

BUYER:	SELLER:

P.T. CORPORATION, a Nevada corporation	AMERICAN VANTAGE COMPANIES, a Nevada corporation

By: __________________________ Philip K. Boeckle, Secretary and Treasurer	By: ____________________________ Its: _________________________

By: __________________________ Thomas T. Boeckle, President

EXHIBIT “A”
LEGAL DESCRIPTION

The North Half (N 1/2) of the Northeast Quarter (NE 1/4) of the Northeast Quarter (NE 1/4) of Section 26, Township 19 South, Range 61 East, M.D.B.& M., Clark County, Nevada.

ESCROW NUMBER:	01125287-029-TDS

A.P.N.:	124-26-501-001

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